SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE	FIRM/AFFILIATE
CHICAGO, ILLINOIS 60606-1720	OFFICES

BOSTON
HOUSTON
TEL: (312) 407-0700	LOS ANGELES
FAX: (312) 407-0411	NEW YORK
www.skadden.com	PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
July 6, 2010	WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
Mr. Larry Greene	TORONTO
Securities and Exchange Commission	VIENNA
100 F Street, NE
Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund
(File Nos. 333-148949 & 811-21652)

Dear Mr. Greene:

Thank you for your telephonic comments received on June 14, 2010 regarding Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on February 26, 2010 (the “Registration Statement”). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments.  Changes will be reflected in Post-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since filing of Post-Effective Amendment No. 1 to the Registration Statement.

GENERAL COMMENTS

1.                                      Include disclosure pursuant to the Proxy Disclosure Enhancements (SEC Release Nos. 33-9089; 34-61175; IC-29092), as required in the Registration Statement.

The Fund has included the required disclosure.

2.                                      Explain supplementally whether the Fund has maintained continuous fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and made the required filings pursuant to Rule 17(g)-1(g) during the period from January 13, 2006 through April 10, 2008 during which time no fidelity bond filings were made.

The Fund has maintained continuous fidelity bond coverage.  On January 13, 2006, pursuant to Rule 17g-1(g)(1) under the 1940 Act, the Fund filed with the Commission a copy of its fidelity bond that covered the period from December 22, 2004 to December 22, 2007.  On April 10, 2008, pursuant to Rule 17g-1(g)(1) under the 1940 Act, the Fund filed with the Commission a copy of its fidelity bond that covered the period from December 22, 2007 to March 31, 2008.

3.                                      On January 27, 2010 the Securities and Exchange Commission provided interpretive guidance on disclosure related to business or legal developments regarding climate change.  Consider whether additional disclosure regarding climate change is appropriate in the Registration Statement.

The Fund has added disclosure regarding risks related to climate change under “Risks—Energy Sector Risks.”

4.                                      Confirm supplementally that securities will be offered by the Fund under the Registration Statement only if not more than three years have elapsed since the initial effective date of the Registration Statement or as otherwise provided under Rule 415(a)(5).

The Fund notes that the Registration Statement was initially declared effective on October 15, 2009.  The Fund confirms that securities will be offered under the Registration Statement only if not more than three years have elapsed since the initial effective date of the Registration Statement or as otherwise provided under Rule 415(a)(5).

5.                                      Consider whether additional risk disclosure related to recent events, such as the Deepwater Horizon oil spill and West Virginia coal mine disaster, is appropriate given the Fund’s investments.

The Fund has added additional risk disclosure related to recent events which may adversely affect MLPs and other companies in the energy sector in which the Fund may invest under “Risks—Energy Sector Risks.”

PROSPECTUS

Cover Page

6.                                      Add disclosure that the Fund is a taxable corporation and not a regulated investment company for tax purposes.

The Fund has moved disclosure under the heading “Tax Status” from the inside front cover page to the outside front cover page.

7.                                      Discuss supplementally the character of the Fund’s distributions to shareholders and whether return of capital distributions are consistent with the Fund’s investment objective of total return.

The Fund is one of a small universe of registered investment companies that invests its assets primarily in securities of master-limited partnerships (“MLPs”).  As stated in the Fund’s Registration Statement, and as was stated in the Fund’s initial public offering prospectus:

The Fund’s investment objective is to provide a high level of after-tax total return with an emphasis on current distributions paid to shareholders. The “total return” sought by the Fund includes appreciation in the net asset value of the Fund’s Common Shares and all distributions made by the Fund to its Common Shareholders, regardless of the tax characterization of such distributions. The Fund has been structured to seek to provide an efficient vehicle through which its shareholders may invest in a portfolio of publicly traded securities of master limited partnerships (“MLPs”) and MLP Affiliates (as defined below) (collectively with MLPs, “MLP entities”). MLPs combine the tax benefits of limited partnerships with the liquidity of publicly traded securities. The Fund believes that as a result of the tax characterization of cash distributions made by MLPs to their investors (such as the Fund) a significant portion of the Fund’s income will be tax-deferred, which will allow distributions by the Fund to its shareholders to include high levels of tax-deferred income.

Among the tax benefits of MLPs is the flow-through to their investors (such as the Fund) of non-cash deductions for items such as depreciation and depletion.  As a result of these offsetting tax deductions, MLPs typically generate cash that is distributed to their investors which exceeds the taxable income allocated to investors (such as the Fund) as partners in such MLPs and therefore is treated, for tax purposes, as a return of capital rather than income.  The Fund, as a taxable corporation rather than a regulated investment company for tax purposes, receives these cash returns on its investments in MLPs.  Because such cash returns typically are not classified as current income to the Fund,  the Fund’s distributions to shareholders may exceed the Fund’s current and accumulated earning and profits, in which case such excess will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the Fund’s common shares, and thereafter as a capital gain.  Historically, substantially all of the Fund’s distributions of these cash returns on its MLP investments have been classified as “return of capital”  for tax purposes.  For example, the Fund’s most recent Section 19a-1 Letter discloses that “[t]he Fund currently anticipates that…  100% of this distribution will be classified as a return of capital.”

Unlike a traditional “return of capital” by a closed-end fund, however, these distributions do not represent an erosion of shareholders’ equity invested in the Fund.  Therefore, the Fund believes that the payment of distributions which consist of cash returns on the Fund’s investments in MLPs classified as “return of capital” for tax purposes is consistent with the Fund’s investment objective of total return.

The Fund respectfully notes that many of the Fund’s peer funds, which are also organized as taxable corporations and have MLP investment strategies similar to the Fund, pursue an investment objective of total return, including Energy Income & Growth Fund (File No. 811-21549), Kayne Anderson MLP Investment Company (File No. 811-21593),Tortoise Energy Capital Corporation (File No. 811-21725) and Cushing MLP Total Return Fund (File No. 811-22072),.

8.                                      Please explain whether the statement “MLPs combine the tax benefits of limited partnerships with the liquidity of publicly traded securities” and the stated policy that the Fund “may invest up to 40% of its Managed Assets in unregistered or otherwise restricted securities” are consistent.  Will the unregistered securities in which the Fund may invest include hedge funds?

The statement that MLPs “combine the tax benefits of limited partnerships with the liquidity of publicly traded securities” is intended as a general description of the MLP asset class generally and not any particular investment of the Fund.   As described in further detail in the Fund’s prospectus, an MLP is “an entity receiving partnership taxation treatment under the U.S. Internal Revenue Code of 1986, as amended (the ‘Code’), and whose partnership interests or ‘units’ are traded on securities exchanges like shares of common stock.”  As the prospectus notes, while common units of MLPs are typically listed and traded on national securities exchanges, other types of MLP securities may not be listed, including subordinated units, preferred units, general partner interests and debt securities of MLPs.

The Fund invests at least 80% of its Managed Assets in MLP entities, including MLPs and MLP Affiliates (as defined in the prospectus).  The Fund may invest up to 40% of its Managed Assets in unregistered or restricted securities, of which up to 20% of its Managed Assets may be invested in securities issued by non-public companies. The Fund’s investments in unregistered or restricted securities may include, for example, investments in classes of MLP securities that are not publicly traded, including subordinated units, preferred units, general partner interests and debt securities of MLPs, or in securities issued by MLPs in PIPE transactions (private investment in public equity), which may involve a private placements of unregistered or restricted securities by public companies.  Additionally, the Fund’s investments in non-public companies may include, for example, investments in MLPs which conduct private offerings in advance and anticipation of their initial public offerings and exchange listings or in securities issued by MLP Affiliates, including general partners of MLPs, which are not public companies.  The Fund has no intention to invest in hedge funds.

Therefore, Fund believes that the statements regarding the MLP asset class generally are not inconsistent with the Fund’s policies regarding investment in unregistered or restricted securities.  Additionally, the Fund respectfully submits that its policies with respect to such investments and the risks associated with the such investments are clearly disclosed in the Fund’s prospectus.

9.                                      Revised disclosure in the last sentence under “Offering” and throughout the Prospectus to clarify that when so required the Fund will deliver a Prospectus and a Prospectus Supplement.

The Fund has added the requested disclosure.

10.                               Revise the legend so as to make it consistent with Rule 481.

The Fund has revised the legend as requested.

11.                               Under the heading “Financial Leverage” add disclosure with respect to whether under the committed facility agreement the Fund is required to pledge assets and whether the lender may lend securities of the Fund.

The Fund has added additional disclosure regarding the committed facility agreement, including with respect to the requested information, under the heading “Description of Capital Structure—Borrowings” in the body of the Prospectus.  The Fund respectfully submits that the inclusion of such additional information would be inappropriate on the cover page of the Prospectus, but has added a cross reference to “Description of Capital Structure—Borrowings” under “Financial Leverage” on the cover page.

Prospectus Summary

12.                               Under the heading “Use of Proceeds,” revise disclosure to clarify what is meant by “high quality, short-term money market securities.”

The Fund has revised the disclosure as requested.

13.                               Under the heading “Foreign Securities,” if the Fund may invest in unsponsored ADRs add disclosure and appropriate risk disclosure.

The Fund has added the requested disclosure under the heading “Foreign Securities” and notes that risk disclosure related to unsponsored or unregistered depositary receipts

14.                               Under the heading “Strategic Transactions,” add disclosure regarding additional risks of Strategic Transactions and/or a cross reference to applicable risk disclosure.

The Fund has added the requested disclosure and cross reference.

15.                               Under the heading “Use of Financial Leverage,” revise the statement that the Fund “may borrow in excess of such limit for temporary purposes.”

The Fund has revised the disclosure as requested.

16.                               Under the heading “Tax Considerations,”  explain supplementally why the Fund is not eligible to be treated as a regulated investment company under the tax code.

Pursuant to Section 851(b)(3)(B)(iii) a regulated investment company may not invest more than 25% of the value of its total assets in “the securities of one or more qualified publicly traded partnerships” (i.e. MLPs).  Because the Fund will invest at least 80% of its Managed Assets in MLP entities, the Fund is not eligible to be treated as a regulated investment company.

Summary of Fund Expenses

17.                               Explain why the line item “Interest Payments on Borrowed Funds” differs between Annual Expense Table and the Fund’s Financial Highlights.

For purposes of the Financial Highlights presentation, Interest Expense included accrued interest, accrued unfunded commitment fees and accrued program fees for the fiscal year ended November 30, 2009 and presented as a percentage of average net assets for the same time period. Alternatively, as noted in the lead in to the Expense Table and footnote (3) to the Expense Table, the figures presented in the Expense Table are based on the Fund’s capital structure as of November 30, 2009.  The commitment amount under the facility was reduced prior to November 30, 2009 (from $155 million to $120 million), program fees payable by the Fund were eliminated and the amount of outstanding borrowings as of November 30, 2009 equaled $110 million (compared to the average for the for the fiscal year of approximately $92 million).  Additionally, the leverage costs were spread across a broader asset base as of November 30, 2009 as compared to the average net assets for the fiscal year, including as a result of issuances of additional common shares during the fiscal year.  As a result, the Interest Payments on Borrowed Funds as a Percentage of Net Assets Attributable to Common Shares based on the Fund’s capital structure as of November 30, 2009 differs from the amount reflected in the Financial Highlights for the prior fiscal year.  The Fund believes that the presentation in the Expense Table provides investors with the best information regarding the fees and expenses they could be expected to incur as holders of Common Shares of the Fund going forward.

18.                               Explain why the line item “Deferred Income Tax Expense” differs between Annual Expense Table and the Fund’s Financial Highlights.

The Financial Highlights presentation includes both Current and Deferred Tax Expense in a single line item while the Expense Table presents these amounts as separate line items. Also, as noted in the Fund’s response to Comment 17 above, the figures in the Expense Table reflect each expense as a Percentage of Net Assets Attributable to Common Shares based on the capital structure of the Fund as of November 30, 2009, whereas the Financial Highlights express such expenses relative to the average net assets for the given period.

19.                               Explain why the line item “Total Annual Expenses” differs between Annual Expense Table and the Fund’s Financial Highlights.

The line item in the Expense Table for Management Fees has been updated to be 1.39%, reflecting assumed leverage equal to 28% of the Fund’s Managed Assets based on Borrowings outstanding as of November 30, 2009.  This change will impact the Total Annual Expenses presented in the Expense Table, as well as the corresponding Example.  This change, as well as the differences noted in the Fund’s responses to Comments 17 and 18 above, results in differences in presentation between the Expense Table and the Financial Highlights for the fiscal year ended November 30, 2009.  The Fund believes that the presentation in the Expense Table provides investors with a better representation of the fees and expenses of the Fund they could be expected to incur as holders of Common Shares of the Fund going forward.

20.                               In Footnote 7, delete “(benefit)” from the phrase “deferred income tax expense/(benefit)”.

Footnote 7 is intended to provide shareholders with additional information regarding the Fund’s current and historical deferred income tax expense and/or benefit. The Fund has deleted “(benefit)” when discussing the deferred income tax expense specifically related to the fiscal year ended November 30, 2009, as the Fund incurred a deferred income tax expense for such fiscal year, but has retained “(benefit)” when discussing deferred income tax expense and/or benefit generally, as for the fiscal year ended November 30, 2008, the Fund incurred a deferred income tax benefit.

21.                               In Footnote 7, explain why data in the Deferred Income Tax Expense/(Benefit) table differs from the Fund’s Financial Highlights.

As noted in the Fund’s response to Comment 18 above, the Financial Highlights presentation includes both Current and Deferred Tax Expense in a single line item while the Expense Table presents these amounts as separate line items.  Additionally, the figures in Footnote 7 reflect the Deferred Income Tax Expense/(Benefit) as a Percentage of Net Assets Attributable to Common Shares based on the capital structure of the Fund as of the end of each fiscal period, so as to correspond to the presentation in the Annual Expense Table, whereas the Financial Highlights express such expenses relative to the average net assets for the given fiscal period.

22.                               In the “Example,” delete the statement “As required by relevant Securities and Exchange Commission regulations.”

The Fund has deleted such statement.

The Fund’s Investments

23.                               Under the heading “Portfolio Contents—Covered Call Option Strategy,” explain what is meant by “covered” call option.

The Fund notes that additional disclosure regarding options is set forth in the Fund’s Statement of Additional Information under the heading “Investment Objective and Policies—Additional Information Regarding Options.”  The Fund has copied disclosure regarding how an option written by the Fund may be “covered” and has added a cross reference to the additional disclosure set forth in Statement of Additional Information.

24.                               Under the heading “Portfolio Contents—Covered Call Option Strategy,” add disclosure regarding the consequences of the exercise of an option written by the Fund to accompany disclosure regarding the consequences of an option expiring unexercised.

The Fund notes that additional disclosure regarding options is set forth in the Fund’s Statement of Additional Information under the heading “Investment Objective and Policies—Additional Information Regarding Options.”  The Fund has copied disclosure regarding the consequences of the exercise of an option and has added a cross reference to the additional disclosure set forth in Statement of Additional Information.

25.                               Under the heading “Portfolio Contents—Covered Call Option Strategy,” add appropriate disclosure if the fund may write over-the-counter (“OTC”) call options, including with respect to closing out an OTC call option.

The Fund notes that additional disclosure regarding options is set forth in the Fund’s Statement of Additional Information under the heading “Investment Objective and Policies—Additional Information Regarding Options.”  The Fund has copied disclosure regarding OTC call options and has added a cross reference to the additional disclosure set forth in Statement of Additional Information.

Anti-Takeover and Other Provisions in the Fund’s Governing Documents

26.                               Explain how the Fund’s voting standard for the conversion of the Fund to an open-end fund is consistent with Section 13 of the 1940 Act.

Section 13(a) of the 1940 Act designates particular fundamental changes to the investment policies of a registered investment company, including its classification as an open-end or closed-end fund, that require prior approval of the Fund’s shareholders.  In addition to this statutory requirement, the Fund’s Agreement and Declaration of Trust provides that if the conversion is approved by a majority of the Fund’s Board of Trustees, but less than 80% of the Trustees, the favorable vote of the holders of at least 75% of the outstanding shares of each class or series of shares of the Fund, voting separately as a class, is required (whereas if the conversion is approved by at least 80% of the Trustees, only the vote of a majority of the Fund’s outstanding voting securities is required).  Under this heightened voting standard, the vote of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act) would be obtained, since the vote of more than 50 per centum of the outstanding voting securities of the Fund constitutes the vote of majority of the Fund’s outstanding voting securities under Section 2(a)(42) of the 1940 Act.

The Fund is not aware of any position of the Staff of the Commission that a fund may not adopt a heightened voting standard pursuant to its state law governing documents in addition to the statutory voting standard of Section 13(a).  The Fund respectfully notes that many other publicly traded closed-end funds have adopted heightened voting standards for approval of a conversion to an open-end fund.  For example, among funds that commenced operations this year: Nuveen Build American Bonds Fund (File Nos. 333-164974 and 811-22391) requires the vote of “two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class”; Western Asset Mortgage Defined Opportunity Fund Inc. (File Nos. 333-163711 and 811-22369) requires “the affirmative vote of the holders of at least 75% of the votes entitled to be cast thereon by the stockholders of the Fund unless it is approved by a vote of at least 75% of the Continuing Directors, in which event such conversion requires the approval of the holders of a majority of the votes entitled to be cast thereon by the stockholders of the Fund”; and ING Infrastructure, Industrials and Materials Fund (File Nos. 333-147343 and 811-22144) requires “(1) approval of both a majority of the Fund’s outstanding Common Shares and preferred shares voting together as a single class and a majority of the outstanding preferred shares voting separately; and (2) either (a) approval by a majority of the Trustees followed by approval by not less than seventy five percent (75%) of shares of each class or series outstanding, voting separately, or (b) unanimous approval by the Trustees, followed by approval by a majority of outstanding shares.”

Therefore, the Fund believes that the provisions of its Agreement and Declaration of Trust relating to conversion to an open-end fund, as described in the prospectus, are consistent with both the terms of the 1940 Act and common industry practice.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

27.                               Add disclosure that the Fund will concentrate in the industry or group of industries that make up energy sector in appropriate places in Prospectus.

The Fund has added the requested disclosure.

Management of the Fund

28.                               Under the heading “Remuneration of Trustees and Officers,” identify in the chart whether trustees are independent trustees or interested trustees.

The Fund has added the requested information.

Taxation

29.                               Under the heading “Certain Fund Investments—Other Investments”,” if transactions in foreign currencies, forward contracts, options and futures contracts on foreign currencies are principal investment strategies of the Fund, disclosure such transactions in the Prospectus.

Transactions in foreign currencies, forward contracts and options and futures contracts on foreign currencies are not principal investment strategies of the Fund.  Disclosure regarding a variety of derivatives transactions is set forth under “Investment Objective and Policies—Other Derivative Instruments” in the Fund’s Statement of Additional Information.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Thomas A. Hale

Thomas A. Hale